THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN THE UNITED STATES OF AMERICA. THE NOTES MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OF AMERICA, EXCEPT PURSUANT TO A REGISTRATION OR AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER OR PURSUANT TO THE U.S. SECURITIES ACT OF 1933, AS AMENDED. SANOFI-AVENTIS DOES NOT INTEND TO REGISTER THE PROPOSED OFFERING IN WHOLE OR IN PART IN THE UNITED STATES OF AMERICA OR TO CONDUCT A PUBLIC OFFERING IN THE UNITED STATES OF AMERICA.

Sanofi-aventis successfully completes

the placement of 5-year and 10-year

Euro notes issues for an aggregate

principal amount of EUR 1.5 billion

Paris, France – October 1, 2009 - Sanofi-aventis (EURONEXT:SAN and NYSE: SNY) - rated AA- by Standard & Poor’s and A1 by Moody’s - successfully completes the placement of 5-year and 10-year Euro notes issues with the following principal terms:

5-year Notes:

Principal Amount: 700 million Euros

Coupon: 3,125%

Issue Price: 99,877%

Maturity: October 10, 2014

10-year Notes:

Principal Amount: 800 million Euros

Coupon: 4,125%

Issue Price: 99,823%

Maturity: October 11, 2019

These two issues are made under the Company’s Euro Medium Term Note Programme. They follow the 4-year and 7-year notes issues (for an aggregate principal amount of EUR 3.0 billion) already completed in May of this year.

The very positive response to these offerings, including those of May 2009, confirms the confidence of debt investors in the prospects of the group.

***

This document is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003 (as implemented in each Member State of the European Economic Area (the “Member States”), the (“Prospectus Directive”)).

No action has been or will be undertaken to make an offer to the public of the notes described above.

The Base Prospectus dated March 30, 2009 (as supplemented by the First Supplement dated September 15, 2009) relating to the Programme has been approved by the Commission de Surveillance du Secteur Financier in Luxembourg. This prospectus has not been and will not be passported in another Member State in relation to the above mentioned issues pursuant to the Prospectus Directive.

This press release may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Sanofi-aventis: www.sanofi-aventis.com
Media Relations: Tél. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com
Investor Relations : Tél. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com